UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 8

to

ANNUAL REPORT

of

QUÉBEC

(Name of Registrant)

Date of end of last fiscal year: March 31, 2024

SECURITIES REGISTERED*

(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

David Brulotte

Délégation générale du Québec
One Rockefeller Plaza
26th Floor
New York, N.Y. 10020-2102

Copies to:

Catherine M. Clarkin	Guillaume Pichard
Sullivan & Cromwell LLP	Ministère des Finances du Québec
125 Broad Street	390, boulevard Charest Est
New York, N.Y. 10004-2498	Québec, Québec, G1K 3H4, Canada

* The Registrant is filing this Annual Report on a voluntary basis.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2024 (the "Annual Report") as follows:

The following additional exhibit is hereby added to the Annual Report:

Exhibits:

(99.10)	Section A - "Overview" from "Budget 2025-2026 - For a Strong Québec - March 2025", March 25, 2025.

(99.11)	Section E "The Québec Economy: Recent Developments and Outlook for 2025 and 2026: from "Budget 2025-2026 - For a Strong Québec - March 2025", March 25, 2025.

(99.12)	Section F - "Québec's Financial Situation" from "Budget 2025-2026 - For a Strong Québec - March 2025", March 25, 2025.

(99.13)	Section G - "The Québec Government's Debt" from "Budget 2025-2026 - For a Strong Québec - March 2025", March 25, 2025.

(99.14)	Excerpts from "Budget Speech 2025-2026", March 25, 2025:

– Québec government - Summary of budgetary transactions - Preliminary results for 2024-2025 (table 1);

– Québec government - Summary of budgetary transactions - Forecasts for 2025-2026 (table 2);

– Québec government - Revenue - Forecasts for 2025-2026 (table 3);

– Québec government - Expenditure - Forecasts for 2025-2026 (table 4).

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment no. 8 to be signed on its behalf by its authorized agent.

QUÉBEC

By:	/s/ Guillaume Pichard
Name:	Guillaume Pichard
Title:	Assistant Deputy Minister

Date: March 28, 2025